FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2007

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. – News Release dated March 5, 2007,

2.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report,

3.

Oromin Explorations Ltd. – News Release dated March 12, 2007,

4.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report,

5.

Oromin Explorations Ltd. – News Release dated March 21, 2007,

6.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)
Date: April 5, 2007	By:	“J.G. Stewart”
James G. Stewart
	Its:	Secretary
(Title)

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

April 5, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“J.G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

March 5, 2007	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

NEW GOLD DISCOVERIES AT GOLOUMA NORTHEAST AND NORTHWEST CONFIRMED BY DRILLING.

HIGHLIGHTS

♦

INITIAL DRILLING AT GOLOUMA NORTHEAST DISCOVERY RETURNS HIGH-GRADE GOLD INTERSECTIONS INCLUDING 98.37 G/T GOLD OVER 3 METRES AND 17.61 G/T GOLD OVER 8 METRES.

♦

STEP-OUT DRILLING AT GOLOUMA WEST RETURNS ANOTHER HIGH GRADE GOLD INTERSECTION OF 74.71 G/T GOLD OVER 3 METRES.

♦

REVERSE CIRCULATION DRILLING AT GOLOUMA SOUTH IDENTIFIES A NEW PARALLEL ZONE AND CONTINUES TO CONFIRM AND EXPAND MINERALIZATION INCLUDING 8.84 G/T GOLD OVER 7 METRES AND 3.58 G/T GOLD OVER 12 METRES.

♦

DRILLING INITIATED TO TEST A NEW ZONE, MASATO NORTH, WHERE STRONG GOLD-IN-SOIL GEOCHEMISTRY HAS BEEN CONFIRMED BY TRENCHING.

Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF) is pleased to provide results from the initial core drilling at the Golouma Northeast and Golouma Northwest gold discovery areas.  In addition,   results from core drilling at the Golouma West gold zone and reverse circulation drilling at the Golouma South gold zone are also presented.   Also, a core drill has moved to initiate drilling evaluation at the Masato North discovery and drilling is continuing at the Maki Medina gold discovery with results pending.

For location of all mineralized zones please refer to the Oromin website.

GOLOUMA NORTHEAST DISCOVERY

The Golouma Northeast discovery is located approximately 500 metres to the northeast of the Golouma South Zone.  Golouma Northeast is an area of extensive and deep artisanal pits and excavations from which Oromin has previously reported rock sample results of up to 27.54 g/t gold.  No previous drilling has ever been undertaken at the Golouma Northeast discovery.

As previously reported, visible gold was intersected in two of the holes completed.   The zone has been intersected over a 100 metre extent and to a depth of 150 metres.   The mineralization remains open in all directions and will be the focus of follow-up drilling.

The following table outlines the significant results from Oromin’s initial six of seven holes completed for which assay results are available:

Drill Hole	Grid Co-ordinates	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

DH-67	3700N/5415E	150/-45	145-147	2	25.07

DH-68	3661N/5462E	150/-45	109-110	1	162.30

DH-70	3672N/5518E	182/-45	85-87	2	1.91

DH-72	3661N/5462E	182/-45	81-84	3	98.37
			Incl.81-82	1	289.00
DH-73	3661N/5462E	182/-60	162-170	8	17.61
			Incl.163-166	3	38.36
DH-76	3700N/5415E	180/-45	49-49	3	1.15

GOLOUMA WEST ZONE – TWO ADDITIONAL CORE HOLES COMPLETED

At the Golouma West Zone two drill holes were completed during this period.   Previous drilling has returned results that included 65 metres at 7.83 g/t gold in hole DH-17, 20 metres at 3.97 g/t gold in hole DH-21, 9 metres at 7.79 g/t gold in hole DH-50, 9 metres at 9.78 g/t gold in hole DH-55 and 3 metres at 101.7 g/t gold in hole DH-51.

Drill Hole	Grid Co-ordinates	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

DH-62	3465N/4722E	030/-45	44-47	3	1.41
			53-54	1	4.18
DH-64	3465N/4722E	030/-70	74-85	11	1.94
			Incl.77-83	6	3.17
			91-94	3	74.71
			Incl.92-93	1	194.70

In addition, Oromin has initiated an extensive reverse circulation drilling program based on a 40 metre drill hole spacing on 40 metre drill sections across the entirety of the known area of mineralization over a minimum strike extent of 750 metres.   The current sectional drilling evaluation is a precursor to a resource evaluation.

GOLOUMA SOUTH  ZONE – PARALLEL ZONE IDENTIFIED

At the Golouma South Zone, previous drilling has returned results that included 23 metres at 6.64 g/t gold in hole DH-11, 17 metres at 7.06 g/t gold in DH-14 and 9 metres at 24.58 g/t gold in RC-10.

Sectional drilling at 40 metre intervals continues to the south and northerly directions along the northeast trend of the mineralized zone.  The mineralized zone has been intersected on all sections and it remains open in all directions.  To the south, the sections include:

Drill Hole	Section	Grid Co-ordinates	Azimuth /Dip	From- To (m)	Interval (m)	Gold (g/t)

RC-10	160S	2925N/5170E	110/-60	94-103	9	24.58
				Incl.99-101	2	98.77
RC-11	160S	2970N/5115E	110/-60	50-57	7	8.84
				Incl.54-55	1	51.17
RC-15	200S	2925N/5120E	110/-60	32-36	4	4.12

RC-16	200S	2940N/5085E	110/-60	60-72	12	3.58
				Incl.60-64	4	6.93
RC-17	200S	2955N/5045E	110/-60	113-121	8	4.24

RC-19	240S	2888N/5105E	110/-60	2-13	11	2.22

RC-21	240S	2918N/5030E	110/-60	119-128	9	1.83
				Incl.122-125	3	3.87

In addition, a second parallel zone has been interpreted on sections 040S and 060S to the north.  The main zone intersected in hole RC-8 returned 11.9 g/t gold over 8 metres followed by a parallel zone which returned 3.13 g/t gold over 16 metres.  These two zones were also intersected in hole RC-5 which returned 9.8 g/t gold over 4 metres followed by a parallel zone that returned 3.73 g/t gold over 15 metres.  Current, follow-up RC drilling has intersected similar altered sections in holes RC-26 to 30 for which assays are pending.

Drill Hole	Section	Grid Co-ordinates	Azimuth/ Dip	From-To (m)	Interval (m)	Gold (g/t)

RC-05	040S	3075N/5140E	110/-60	80-84	4	9.80
				111-126	15	3.73
				Incl.112-113	1	31.34
RC-08	060S	3045N/5170E	110/-55	8-16	8	11.90
				Incl.9-11	2	27.04
				30-46	16	3.13

GOLOUMA NORTHWEST DISCOVERY – INITIAL THREE CORE HOLES COMPLETED

The Golouma Northwest discovery is located approximately 350 metres to the north of Golouma West.  Previous trench results extending along a minimum strike extent of 250 metres includes:  5.08 g/t gold over 9 metres, 5.72 g/t gold over 12 metres, 3.50 g/t gold over 4 metres and 2.25 g/t gold over 4 metres.  To-date, Oromin has drilled only three core holes over a limited extent of the Golouma Northwest mineralized zone.   Follow-up drilling is planned.   The following table outlines the significant results from these drill holes at Golouma Northwest:

Drill Hole	Grid Co-ordinates	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

DH-63	4050N/4600E	030/-45	48-50	2	2.76
			138-139	1	5.86
DH-65	4050N/4600E	030/-70	54-58	4	1.04

DH-66	4015N/4675E	110/-65	78-82	4	5.69
			85-87	2	1.58
			199-201	2	4.84

 All drill hole assay intervals within this release are based on one metre sample composites and a 0.5 g/t gold lower cut-off.  The attitude of mineralized intervals varies and may not represent true widths.

MASATO NORTH DISCOVERY – CORE DRILLING STARTED

Masato North, is represented by a strong gold-in-soil geochemical anomaly extending for approximately 1,000 metres immediately on trend and beyond previous drilling at the Masato gold zone.   Results from a series of widely spaced trenches have confirmed strong gold mineralization, including: 1.04 g/t gold over a minimum of 13 metres in TRX-133, 1.07 g/t gold over 21.0 metres including 2.13 g/t gold over 6 metres and an additional 2.34 g/t gold over 6 metres in TRX-134 and 2.03 g/t gold over 9 metres in TRX-143.   Additional trenching is planned beyond the areas tested thus far.   A core drill has been moved to Masato North and drilling has begun.

Verification of data disclosed in this news release was carried out by Douglas Turnbull P.Geol. and fieldwork was carried out under the supervision of Gerald McArthur P.Geol., both are “qualified persons” for the purposes of National Instrument 43-101.  TSL Laboratories in Saskatoon, Saskatchewan carried out all assaying.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

”Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT ANY RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

March 5, 2007

Item 3.

Press Release

March 5, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 5th day of March, 2007.

OROMIN EXPLORATIONS LTD.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

March12, 2007	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

NEWS RELEASE

Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF) is pleased to announce that it has agreed, subject to regulatory approval, to sell to Lund Gold Ltd. (“Lund”) all of Oromin’s interest in the Carneirinho Property.

Lund and Oromin currently hold an option to each acquire a 50% interest in the Carneirinho Property.  As consideration for the acquisition, Lund will issue to Oromin 1,197,906 common shares of Lund at deemed price of $0.31 per share (being the weighted average price for Lund’s shares for the last twenty trading days).  The value of these shares ($371,351) equals the amount that Oromin has spent on exploration and development of the Carneirinho Property.

The disposition of its interest in Carneirinho will allow Oromin to focus all its activities on continuing its successful exploration program at its Sabodala gold property in Sénégal.  In addition, the shares of Lund that it will receive will allow it to participate in any exploration success at Carneirinho.

Oromin is also pleased to announce that it has given notice to the holders of the share purchase warrants, issued under non-brokered private placements carried out in January and February 2006, that the warrants will expire on April 13, 2007.  There are currently outstanding 3,390,906 such warrants exercisable at a price of $1.20.  If all such warrants are exercised, they will generate proceeds of $4,069,087, which will be used primarily to fund continuing exploration at Sabodala.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

”Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

March 12, 2007

Item 3.

Press Release

March 12, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Update on the Issuer’s Carneirinho Property and Warrant Expiration Notification.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 13th day of March, 2007.

OROMIN EXPLORATIONS LTD.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

March 21, 2007	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

NEWS RELEASE

•

OROMIN NEGOTIATES EXPLORATION EXTENSION AT SABODALA

•

2007 EXPLORATION PROGRAM TO FOCUS ON RESOURCE DRILLING OF GOLD ZONES

•

GREATER THAN 75,000 METRES OF DRILLING IN 450 HOLES PLANNED FOR 2007

Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF) is pleased to announce that the Government of Senegal has granted the Oromin Joint Venture Group Ltd.  (“OJVG”) a 20 month extension (to December 22, 2008) to the current Sabodala Mining Convention, following which OJVG has 10 months (October 22, 2009) to complete a preliminary feasibility study on the project.

As a result of the very successful exploration program carried out during the original 22 month exploration phase, Oromin applied on behalf of OJVG for additional time to further explore the numerous gold deposits identified or advanced during the initial period.   Oromin and its joint venture partners spent well in excess of the USD$8 million required by the original Mining Convention, spending approximately US$11 million by December 30, 2006 and carrying out extensive property wide exploration including drilling 10,500 metres in 70 holes.  During the 20 month extension, OJVG is required to spend a minimum of USD$12 million in exploration.

OJVG’s ongoing exploration program for 2007 will include a minimum of 75,000 metres of core and reverse circulation drilling in approximately 450 holes, as well as 20,000 metres of excavator trenching.   The budget for this program is expected to exceed the USD$12 million required during the extension period.  OJVG intends to begin the initial resource calculation for Sabodala by year end.

Along with the grant of the extension, the title to the Sabodala exploration concession has been officially transferred to OJVG, a private joint venture company owned by the same parties to the unincorporated joint venture on behalf of which Oromin held the concession, namely Oromin and Bendon International Ltd. (“Bendon”) each as to 43.5% and Badr Investment & Finance Company (“Badr”) as to a 13% carried interest.  Oromin and Bendon have agreed to fund equally all expenditures on the Sabodala property.  Oromin remains as operator of Sabodala to manage exploration on behalf of OJVG.

Since initiation of exploration, many gold discoveries have been identified by Oromin at Sabodala including: Golouma West, Golouma South, Golouma Northeast, Golouma Northwest, Niakafiri South, Masato and Maki Medina as well as numerous other exploration targets throughout the 230 square kilometer concession.   Drilling has been ongoing since early 2006 at a variety of target areas including current core drilling at Maki Medina, Masato North, Golouma South and Golouma Northeast as well as detailed 40-metre spaced reverse circulation drilling at Golouma West and Golouma South.   Please refer to Oromin’s website for location maps and complete listing of results.

Highlights from Oromin’s previously released drill results at Sabodala include:

Golouma West Gold Zone

Drill Hole	From – To (m)	Interval (m)	Gold (g/t)
DH-16	48-66	18	2.84
DH-17	67-132	65	7.83
DH-21	93-113 And 136-149	20 13	3.97 2.54
DH-24	170-199	29	2.08
DH-34	53-65	12	3.83
DH-50	44-53	9	7.79
DH-51	55-58	3	101.7
DH-55	45-54	9	9.78
DH-58	52-57	5	19.50
DH-64	91-94	3	74.71

Oromin has initiated an extensive reverse circulation drilling program (40-metre centres) across the entirety of the known area of mineralization over a minimum strike extent of 750 metres.   Mineralization has been intersected to depths beyond 150 metres and remains open.   In addition, many of the drill holes intersect parallel zones of gold mineralization.  Considerable additional drilling is planned at Golouma West.

Golouma South Gold Zone

Drill Hole	From – To (m)	Interval (m)	Gold (g/t)
DH-11	40-63	23	6.64
DH-14	44-61	17	7.06
DH-32	40-47	7	5.06
DH-42	50-59	9	8.55
DH-56	93-100 And 105-117	7 12	8.22 4.61
DH-61	118-134	16	4.99
RC-02	47-54	7	9.01
RC-05	111-126	15	3.73
RC-08	8-16	8	11.90
RC-10	94-103	9	24.58
RC-11	50-57	7	8.84
RC-16	60-72 And 113-121	12 8	3.58 4.24

An extensive reverse circulation drilling program (40-metre centres) has been initiated across the central 300-metre strike extent of the Golouma South Zone.   Mineralization at Golouma South also occurs as sub-parallel zones and has been intersected to depths beyond 150 metres.   Considerable additional drilling is planned at Golouma South.

Masato Gold Zone

Drill Hole	From – To (m)	Interval (m)	Gold (g/t)
DH-07	55-81	26	1.37
DH-09	0-39	39	1.83
DH-10	67-76	9	7.46
DH-36	88-119	31	1.32
DH-38	84-117	33	2.85
DH-39	72-84	12	15.11

The Masato Gold Zone is related to a very strong gold-in-soil geochemical anomaly extending for approximately 2,200 metres.   Drilling is presently underway at the northern extension of the Masato anomaly and considerable additional drilling is planned along the entire extent of the Masato trend.

Golouma Northeast Gold Discovery

Drill Hole	From – To (m)	Interval (m)	Gold (g/t)
DH-67	145-147	2	25.07
DH-68	109-110	1	162.3
DH-72	81-84	3	98.37
DH-73	162-170	8	17.61

Golouma Northeast is Oromin’s most recent gold discovery at Sabodala.   Limited drilling has intersected this gold mineralization over a 100-metre extent and to a depth of 150 metres and remains open in all directions.   Follow-up drilling is now underway here.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

”Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

March 22, 2007

Item 3.

Press Release

March 21, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 22th day of March, 2007.

OROMIN EXPLORATIONS LTD.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)